UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934


                               (Amendment No. 19)


                              M.D.C. Holdings, Inc.
                              ---------------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                  552676 10 8
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552676 10 8                                               Page 2 of 5


ROW 1.            NAME OF REPORTING PERSON
                  S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Larry A. Mizel
                  ###-##-####

ROW 2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  Not Applicable                                    (a)
                                                                        ---
                                                                    (b)
                                                                        ---
ROW 3.            SEC USE ONLY

ROW 4.            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

ROWS 5 THROUGH 8 - NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

ROW 5.            SOLE VOTING POWER -- 3,200,676 shares

ROW 6.            SHARED VOTING POWER -- 1,411,929 shares

ROW 7.            SOLE DISPOSITIVE POWER -- 3,200,676 shares

ROW 8.            SHARED DISPOSITIVE POWER -- 1,505,961 shares

ROW 9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,612,605 shares

ROW 10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                  SHARES

                  X  -  Excludes  94,032  shares  for  which  reporting   person
                  disclaims beneficial ownership. See Item 4(c)(iv).

ROW 11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  16.2%

ROW 12.           TYPE OF REPORTING PERSON

                  IN

CUSIP No. 552676 10 8                                              Page 3 of 5


Item 1(a)         Name of Issuer:  M.D.C. Holdings, Inc.
                  --------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  3600 South Yosemite Street, Suite 900
                  Denver, Colorado  80237

Item 2(a)         Name of Person Filing:  Larry A. Mizel
                  ---------------------

Item 2(b)         Address of Principal Business Office, or, if none, Residence:
                  ------------------------------------------------------------

                  3600 South Yosemite Street, Suite 900
                  Denver, Colorado  80237

Item 2(c)         Citizenship:  United States of America
                  -----------

Item 2(d)         Title of Class of Securities:  common stock, $.01 par value
                  ----------------------------
                  per share

Item 2(e)         CUSIP Number:  552676 10 8
                  ------------

Item 3            Not Applicable.

Item 4(a)         Amount Beneficially Owned: 4,612,605 shares
                  -------------------------

Item 4(b)         Percent of Class: 16.2%
                  ----------------

Item 4(c)         Number of Shares as to Which Such Person Has:
                  --------------------------------------------

         (i) Sole power to vote or direct the vote - 3,200,676 shares which includes 2,750,089 shares owned directly, 450,000 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 1999) granted to the reporting person under the Issuer's stock option plans and 587 shares held in account for the reporting person in the Company's 401(k) Plan.

         (ii) Shared power to vote or direct the vote - 1,411,929 shares, which includes 1,115 shares held of record by the reporting person's spouse as custodian for their children, 1,005,500 shares owned by the reporting person's spouse, and 405,314 shares which the reporting person may be deemed to beneficially own because the voting of these shares is controlled by CVentures, Inc., a corporation whose outstanding stock is owned by certain trusts of which the reporting person is a beneficiary. The reporting person also is a director and president of CVentures, Inc.

         (iii) Sole power to dispose or direct the disposition of - 3,200,676 shares, which includes 2,750,089 shares owned directly by the reporting person, 450,000 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 1999) granted to the reporting person under the Issuer's stock option plans and 587 shares held in account for the reporting person in the Company's 401(k) Plan.

CUSIP No. 552676 10 8                                               Page 4 of 5


         (iv) Shared power to dispose or direct the disposition of - 1,505,961 shares, which includes the 1,411,929 shares described in response to
         Item 4(c)(ii) above and 94,032 shares owned by certain trusts which reserve to the reporting person a limited power of appointment allowing him to direct the trustee to gift all or any portion of the shares to any person other than the reporting person or a creditor. The reporting person disclaims beneficial ownership of the 94,032 shares.

Item 5            Ownership of 5% or Less of a Class:  Not Applicable.
                  ----------------------------------

Item 6            Ownership of More than 5% on Behalf of Another Person:
                  -----------------------------------------------------

                  Not Applicable.


Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Securities Being Reported by the Parent Holding
                  ------------------------------------------------------------
                  Company:
                  -------

                  Not Applicable.


Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                  Not Applicable.


Item 9            Notice of Dissolution of Group:  Not Applicable.
                  ------------------------------

Item 10           Certification:  Not Applicable.
                  -------------

CUSIP No. 552676 10 8                                               Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            February 11, 2000                   /s/ Larry A. Mizel
                                                      ------------------
                  Reporting Ownership                 Larry A. Mizel
                  As of December 31,
                  1999